As filed with the Securities and Exchange Commission on January 24, 2008

Registration No. 333-146178

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAPE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6712	26-1294270
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

225 North Main Street

Cape May Court House, New Jersey 08210

(609) 465-5600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Mr. Herbert L. Hornsby, Jr.

President and Chief Executive Officer

225 North Main Street

Cape May Court House, New Jersey 08210

(609) 465-5600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Agent for Service)

Copies to:

Marc Levy, Esq.

Eric Luse Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 400

Washington, D.C. 20015

(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☒  Registration No. 333-146178

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, $0.01 par value per share	18,448,197 shares	(1)	$13.51	(2)	$249,235,142	(3)	$7,652	(4)
Participation Interests	789,854 interests							(5)

(1)	Includes 12,167,000 shares to be offered for sale in the stock offering, 851,690 shares to be issued to The CapeBank Charitable Foundation and 5,429,507 shares to be issued to shareholders of Boardwalk Bancorp, Inc.
(2)	Shares to be sold in the stock offering and issued to The CapeBank Charitable Foundation have a maximum offering price per share of $10.00. Shares to be issued to shareholders of Boardwalk Bancorp, Inc. have a maximum offering price per share of 21.91, calculated in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the average high and low trading prices of Boardwalk Bancorp, Inc. as of September 17, 2007.
(3)	Estimated solely for the purpose of calculating the registration fee.
(4)	Previously paid.
(5)	The securities of Cape Bancorp, Inc. to be purchased by the Cape Savings Bank 401(k) Plan are included in the amount shown for common stock. However, pursuant to Rule 457(h) of the Securities Act of 1933, as amended, no separate fee is required for the participation interests. Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such plan.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount(1)
*	Registrant’s Legal Fees and Expenses	$600,000
*	Marketing Agent Legal Fees and Expenses	105,000
*	Registrant’s Accounting Fees and Expenses	225,000
*	Conversion Agent and Data Processing Fees	50,000
*	Marketing Agent Fees and Expenses	767,000
*	Appraisal Fees and Expenses	100,000
*	Printing, Postage and Mailing	500,000
*	Filing Fees (OTS, NASD, Nasdaq and SEC)	147,615
*	Business Plan Fees and Expenses	42,000
*	Stock Certificate Printing	12,500
*	Transfer Agent Services	12,500
*	Other	90,385

*	Total	$2,652,000

*	Estimated
(1)	Cape Bancorp, Inc. has retained Stifel, Nicolaus & Company, Incorporated to assist in the sale of common stock on a best efforts basis in the offerings. Fees are estimated at the midpoint of the offering range.

Item 14.	Indemnification of Directors and Officers

Articles 10 and 11 of the Articles of Incorporation of Cape Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLE 10. Indemnification, etc. of Directors and Officers.

A.    Indemnification.    The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B.    Procedure.    If a claim under Section A of this Article 10 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C.    Non-Exclusivity.    The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D.    Insurance.    The Corporation may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E.    Miscellaneous.    The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ARTICLE 11. Limitation of Liability. An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between Cape Savings Bank and Stifel, Nicolaus & Company, Incorporated*
1.2	Form of Agency Agreement between Cape Savings Bank, Cape Bancorp, Inc., and Stifel, Nicolaus & Company, Incorporated*
2.1	Plan of Conversion
2.2	Agreement and Plan of Reorganization By and Among Cape Bancorp, Inc., Cape Savings Bank and Boardwalk Bancorp, Inc. and Boardwalk Bank*
3.1	Articles of Incorporation of Cape Bancorp, Inc.*
3.2	Bylaws of Cape Bancorp, Inc.*
4	Form of Common Stock Certificate of Cape Bancorp, Inc.*
5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*
8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick*
10.1	Form of Employee Stock Ownership Plan*
10.2	Existing Employment Agreement for Chief Executive Officer*
10.3	Existing Employment Agreement for Chief Financial Officer*
10.4	Proposed Employment Agreement for Chief Operating Officer*
10.5	Proposed Employment Agreement for Chief Lending Officer*
10.6	Form of Change in Control Agreement*
10.7	Change in Control Agreement for Wayne S. Hardenbrook*
10.8	Amended and Restated Phantom Incentive Stock Option Plan*
10.9	Amended and Restated Phantom Restricted Stock Plan*
10.10	Form of Director Retirement Plan*
10.11	Benefit Equalization Plan*
16	Letter of Grant Thornton regarding change in accountants*
21	Subsidiaries of Registrant*
23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)*
23.2	Consent of Crowe Chizek and Company*
23.3	Consent of Grant Thornton LLP*
23.4	Consent of KPMG LLP*
23.5	Consent of RP Financial, LC.*
23.6	Consent of Michael D. Devlin*
23.7	Consent of Agostino R. Fabietti*
23.8	Consent of Thomas K. Ritter*
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between Cape Savings and RP Financial, LC.*
99.2	Letter of RP Financial, LC. with respect to Subscription Rights*
99.3	Appraisal Report of RP Financial, LC.*,**
99.4	Marketing Materials*
99.5	Order and Acknowledgment Form*
99.6	Business Plan Agreement with Keller and Company*
99.7	Janney Montgomery Scott LLC letter to Boardwalk Bancorp, Inc. dated July 26, 2007*
99.8	Janney Montgomery Scott LLC presentation to Boardwalk Bancorp, Inc. dated July 23, 2007*

*	Previously filed.
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cape May Court House, State of New Jersey on January 24, 2008.

CAPE BANCORP, INC.

By:	/s/ Herbert L. Hornsby, Jr.
Herbert L. Hornsby, Jr. Chief Executive Officer and President (Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of Cape Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Herbert L. Hornsby, Jr. as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Herbert L. Hornsby, Jr. may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company=s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Herbert L. Hornsby, Jr. shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Herbert L. Hornsby, Jr. Herbert L. Hornsby, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	January 24, 2008

/s/ Robert J. Boyer Robert J. Boyer	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 24, 2008

/s/ Robert F. Garrett, III Robert F. Garrett, III	Chairman of the Board	January 24, 2008

/s/ Frank J. Glaser Frank J. Glaser	Director	January 24, 2008

/s/ Louis H. Griesbach, Jr. Louis H. Griesbach, Jr.	Director	January 24, 2008

/s/ David C. Ingersoll, Jr. David C. Ingersoll, Jr.	Director	January 24, 2008

/s/ Joanne D. Kay Joanne D. Kay	Director	January 24, 2008

/s/ Matthew J. Reynolds Matthew J. Reynolds	Director	January 24, 2008